CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Subject CSM nv, (SEC File No. 82-34886)

Date January 30, 2007

07020957

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release January 30, 2007: CSM acquires ADM's specialty ingredients business

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

[signature]

Mariëtte Mantel
CSM nv

Enclosure(s)

PROCESSED

FEB 12 2007

THOMSON FINANCIAL

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 62 16
F +31 20 590 62 17
E communications@csm.nl

Press Release

CSM ACQUIRES ADM's SPECIALTY INGREDIENTS BUSINESS

Diemen, the Netherlands, 30 January 2007 – CSM has acquired for USD 55 million the Archer Daniels Midland (ADM) bakery enhancers, mixes, enrichments and Monoglycerides businesses which had sales of approximately USD 50 million in 2006. The product assortment is an excellent fit with the current product portfolio of CSM's subsidiary Caravan Ingredients (CI).

No production facilities will be acquired. Production can be absorbed in existing CI production facilities.

Commenting on this transaction Gerard Hoetmer, CEO of CSM, said: "The acquisition of ADM Specialty Ingredients Business is in line with our strategy of making bolt-on acquisitions that can be easily integrated, strengthen our market position and bring returns in excess of our cost of capital. This acquisition complements CI's existing business and will enhance the service package to our customers."

For more information, please contact:
Press: Corporate Communications, tel. +31 (0) 20 5906216
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / cellphone +44 (0)7767 227506

Background information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

END